

16013157

ION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janus Distributors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Detroit Street
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brennan A. Hughes (303) 336 - 7440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 3600	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brennan A. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janus Distributors LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



VALERIE A PRINCIPE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19934012072
MY COMMISSION EXPIRES AUGUST 16, 2017

Signature

Senior Vice President and Chief Accounting Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JANUS DISTRIBUTORS LLC
(SEC I.D. No. 8-43810)
(A Wholly-Owned Subsidiary of Janus Capital Management LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.



Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312-4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Janus Distributors LLC
Denver, CO

We have audited the accompanying statement of financial condition of Janus Distributors LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Janus Distributors LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

JANUS DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
(in thousands)

	December 31, 2015
ASSETS	
Current assets:	
Cash and cash equivalents	$ 14,774
Accounts receivable	6,108
Deferred commissions	4,523
Prepaid expenses	572
Total current assets	25,977
Other assets:	
Intangible assets, net	24,505
Total assets	$ 50,482
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Accounts payable and other accrued liabilities	$ 225
Member's capital:	
Member's capital	69,476
Accumulated deficit	(19,219)
Total member's capital	50,257
Total liabilities and member's capital	$ 50,482

See accompanying notes to financial statements.

JANUS DISTRIBUTORS LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

1. DESCRIPTION OF BUSINESS

Janus Distributors LLC (the "Company") is a wholly-owned subsidiary of Janus Capital Management LLC ("JCM"), whose ultimate parent is Janus Capital Group Inc. ("JCG"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of certain investment companies (hereafter referred to as "mutual funds") which are directly advised or serviced by JCM and its consolidated subsidiaries. The Company also provides advice and marketing services to issuers of exchange-traded notes ("ETNs").

The Company also derives significant revenue from several of its affiliates. JCG incurs expenses on behalf of the Company which are allocated to the Company using an expense allocation methodology. Therefore, the statement of financial condition presented could be materially different if the Company were a stand-alone entity.

On November 1, 2015, the Company integrated the operations of an affiliate, VLS Securities LLC ("VLS"). VLS was a limited-purpose broker dealer and the distributor of ETNs. As a result of the integration, the Company recognized a capital contribution of $33,063,000, including $26,045,000 of intangible assets, net of accumulated amortization, related to client relationships. Also included was $4,916,000 in cash, $2,596,000 in accounts receivable and $494,000 in accounts payable and other accrued liabilities. The integration of the VLS business by the Company represents a transaction between entities under common control as defined by accounting principles generally accepted in the United States of America ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Accounting Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and the differences could be material.

Cash Equivalents – The Company considers short-term liquid investments with an initial maturity date of three months or less when purchased, including investments in money market funds, to be cash equivalents.

Deferred Commissions – Deferred commissions are commissions paid to financial intermediaries on sales of certain Janus Investment Fund shares, referred to as "C shares". Fees received by the Company from the redemption of C shares within one year of purchase reduce the unamortized deferred commissions. Deferred commissions on outstanding shares are amortized over one year or when the shares are redeemed, if earlier.

Intangible Assets – Intangible assets represent ETN client relationships and were $24,505,000, net of accumulated amortization, as of December 31, 2015. Intangible assets require significant management estimates and judgment, including the valuation and expected life determination in connection with the initial purchase price allocation and the ongoing evaluation of impairment.

Intangible assets are amortized over their estimated lives using the straight-line method. The Company's client relationships have a useful life of 17 years. The Company's intangible assets are considered definite-lived, and as such, are tested only when there are indications of impairment. To complete the tests for potential impairment of intangible assets, the Company uses a two-step process. The first step compares the fair value of the asset, based on undiscounted cash flows, to the recorded value of the asset. If the recorded value of the asset exceeds the fair value, a second step must be performed. The second step compares the fair value of the asset, based on the discounted cash flows, to the carrying value of the asset.

Income Taxes – No provision for income taxes has been included in the financial statements. The Company is a single member limited liability company and is treated as a disregarded entity for U.S. Federal income tax purposes and is therefore not required to file separate tax returns. All income and losses flow through to the Company's sole member, JCM, and are included in JCM's tax filings.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued a new revenue recognition standard. The standard's core principle is that a company will recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard specifies the accounting for certain costs to obtain or fulfill a contract with a customer and expands disclosure requirements for revenue recognition. In August 2015, the FASB deferred the effective date of the new revenue standard by one year. The revenue standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within those annual periods. The Company is evaluating the effect of adopting this new accounting standard.

Subsequent Events – Events subsequent to the balance sheet date have been evaluated for inclusion in the accompanying financial statements through the issuance date, February 26, 2016.

3. RELATED PARTIES AND OTHER MATTERS

Certain officers of the Company are also officers of JCM, its subsidiaries, and of the mutual funds distributed by the Company.

JCM has agreed to make capital contributions to the Company to the extent required to maintain net capital. See Note 4 – Net Capital Requirement.

4. NET CAPITAL REQUIREMENT

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934, equivalent to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2015, the Company had net capital of $14,288,000 which exceeds the required amount by $14,273,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

5. CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Management believes that risk of credit loss associated with its accounts receivable is significantly reduced based on the nature of the receivables. The majority of accounts receivable is settled by payment from the assets of the mutual funds, and the Company has experienced no credit losses from the mutual funds from the inception of the Company through the current year. As such, the Company believes it is not exposed to significant credit risk.

7. GUARANTEES, COMMITMENTS AND CONTINGENCIES

The Company may enter into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the indemnification clauses of these contracts and expects the risk of loss from such causes to be remote.

The Company is periodically involved in various legal proceedings and other regulatory matters. Based on information currently available, management believes that it is probable that the ultimate outcome of matters that are pending or threatened will not have a material effect on the Company's financial condition, operations or cash flows.

8. FINANCIAL INSTRUMENTS

Accounting standards establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The valuation hierarchy contains three levels:

- Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.
- Level 2 – Valuation inputs are quoted market prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets, and other observable inputs directly or indirectly related to the asset or liability being measured.
- Level 3 – Valuation inputs are unobservable and significant to the fair value measurement.

The following is a summary of the Company's financial assets as of December 31, 2015, that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash and cash equivalents:				
Money market mutual funds	$ 13,052	$ -	$ -	$ 13,052
Total assets	$ 13,052	$ -	$ -	$ 13,052

Transfers of investments between different levels of the fair value hierarchy are recorded as of the end of the reporting period. There were no transfers between levels for the year ended December 31, 2015. There are no financial assets or liabilities that are accounted for at fair value on a nonrecurring basis as of December 31, 2015.

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